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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of October, 2002

                                AT&T CANADA INC.
                 (Translation of registrant's name into English)

                                   SUITE 1600
                           200 WELLINGTON STREET WEST
                                TORONTO, ONTARIO
                                 CANADA M5V 3G2
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F    |_|                   Form 40-F    |X|


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes   |_|                           No   |X|


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________



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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  AT&T CANADA INC.
                                  (Registrant)


Date: October 7, 2002             By: /s/ Scott Ewart
                                     -------------------------------------------
                                  Name:  Scott Ewart
                                  Title: Senior Vice President, General Counsel,
                                         Secretary & Chief Privacy Officer


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                                     [LOGO]


             AT&T CANADA CONFIRMS CDN $51.21 PURCHASE PRICE PURSUANT
                  TO THE AT&T CANADA DEPOSIT RECEIPT AGREEMENT


TORONTO, ON (OCTOBER 4, 2002) - AT&T Canada (TSX: TEL.B and NASDAQ: ATTC) today confirmed that the purchase price to be paid by AT&T Corp. and purchasers designated by it for all of the outstanding shares of AT&T Canada Inc. that AT&T Corp does not already own (the "Deposited Shares"), pursuant to the terms of the June 1999 Deposit Receipt Agreement, is CDN$51.21.

The Company expects the sale of the Deposited Shares to be completed on October 8, 2002 subject to and in accordance with the terms of the Deposit Receipt Agreement.

As previously announced, on June 25, 2002, AT&T Corp. took steps to arrange for the purchase of the Deposited Shares.

Pursuant to the Deposit Receipt Agreement, the price per Deposited Share is the greater of the "floor price", namely CDN$51.21, and the "fair market value price." Morgan Stanley today provided its view with respect to the fair market value price per Deposited Share, completing the appraisal process prescribed by the Deposit Receipt Agreement. Since Morgan Stanley and each of the other appraisers engaged pursuant to the Deposit Receipt Agreement arrived at a fair market value price that is below the floor price, the floor price (CDN $51.21) will prevail.


ABOUT THE COMPANY: AT&T Canada is the country's largest competitor to the incumbent telecom companies. With over 18,700 route kilometers of local and long haul broadband fiber optic network, world class managed service offerings in data, Internet, voice and IT Services, AT&T Canada provides a full range of integrated communications products and services to help Canadian businesses communicate locally, nationally and globally. AT&T Canada Inc. is a public company with its stock traded on the Toronto Stock Exchange under the symbol TEL.B and on the NASDAQ National Market System under the symbol ATTC. Visit AT&T Canada's web site, www.attcanada.com for more information about the company.

Note for Investors: This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The company cautions that actual performance will be affected by a number of factors, many of which are beyond the company's control, and that future events and results may vary substantially from what the company currently foresees. Discussion of the various factors that may affect future results is contained in the company's recent filings with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR.

                                   -- ## --

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FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

MEDIA:                                      INVESTORS AND ANALYSTS:
Ian Dale                                    Brock Robertson
(416) 345-2227                              (416) 345-3125
ian.dale@attcanada.com                      brock.robertson@attcanada.com

May Chiarot                                 Dan Coombes
(416) 345-2342                              (416) 345-2326
may.chiarot@attcanada.com                   dan.coombes@attcanada.com


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